



MEGOLA Environmental Solutions

March 10, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Larry Spirgel - Assistant Director

RE: File NO. 0-49815 - Response to Comments - Form 10K for Fiscal Year Ended July 31, 2009

Mr. Spirgel:

We are pleased to respond to the letter received by fax from your office on March 8, 2010 regarding Note 4 Intangible Asset – Distribution Rights, page 29 of our recent 10K filing for Fiscal Year Ended July 31, 2009.

In regards to the "distribution rights" for the Hartindo line of fire safety products, please find enclosed copy of the recent amendment dated January 28, 2010 from Pacific Channel Limited subsequent to the original agreement between Pacific Channel Limited and Megola Inc. dated January 12, 2007. This amendment releases Megola from the sales/performance quotas stated in the original agreement.

Prior to that, an amendment from PCL dated December 8, 2008 was provided to Megola which granted us an extension of the sales/performance quotas for the period ending January 31, 2008 to January 31, 2010.

Since Megola was in compliance in all terms of the agreement at the time of filing our 10K for Year Ended July 31, 2009, we considered the intangible asset – distribution rights to be considered indefinite.

In addition, a letter from management dated October 21, 2009 providing the basis for our Evaluation of Useful Economic Life of Intangible Asset was prepared and forwarded to our auditors – Jewett Schwartz Wolfe and Associates and is also attached for your records.

Megola's management is dedicated to meeting all disclosure requirements and adhering to all accounting and financial reporting requirements as set out under the SEC Division of Corporation Finance.

Should you require any additional documentation or comments regarding this matter, please do not hesitate to contact our office.

Regards,

Joel Gardner
President and CEO

704 Mara St. ■ Suite 111 ■ Point Edward ■ Ontario ■ N7V 1X4 ■ tel: (519) 336-0628 ■ fax: (519) 336-0625 ■ toll free: 1-888-558-6389

MAR-09-2010 14:02 98% P.02

PACIFIC CHANNEL LIMITED
TEL.: (852) 2695 9757, 2688 0858   FAX: (852) 2694 7864

January 28, 2010

RE: annual quota extension of January 12, 2007 agreement between Pacific Channel
Limited and Megola Inc.

To: Megola Board of Directors,

Please let it be known that Pacific Channel Limited has
acknowledged that the current sales/performance quotas in the
above dated agreement have been completely removed as per
above date.

Signatures of Majority Directors:



Joel Gardner



Sufan Siauw

Suite 2006, Technology Park, 18 On Lai Street, Shatin, N.T., Hong Kong

PACIFIC CHANNEL LIMITED
TEL: (852) 2695 9757, 2688 0858   FAX: (852) 2694 7864

December 8, 2008

RE: annual quota extension of January 12, 2007 agreement between Pacific Channel Limited and Megola Inc.

To: Megola Board of Directors,

Please let it be known that Pacific Channel Limited has acknowledged that the current sales/performance quotas in the above dated agreement have been moved forward starting in January 31, 2010.

The same sales/performance quotas found in section 4 of the agreement will now start with section 4 a) being substituted with that beginning year of January 31, 2008 with January 31, 2010 and following in accordance with years 2011, 2012, 2013, 2014 and quota amounts.

Signatures of Directors:

Lusmiati Marsudidjaja
Director

Suite 2006, Technology Park, 18 On Lai Street, Shatin, N.T., Hong Kong



MEGOLA
Environmental Solutions

October 21, 2009

Jewett Schwartz Wolfe& Associates
200 S Park Road
Suite 150
Hollywood, FL
33021

Attention: Uma Basso

Re: Evaluation of Useful Economic Life of Intangible Asset

It is the position of the management of Megola, Inc. that the Intangible Asset (Distribution Rights from PCL) on our balance sheet in the amount of $1,350,000 as of fiscal year-end at July 31, 2009 has an indefinite economic life. As such, no amortization of this asset is required. The following factors should confirm this statement.

The asset provides Megola exclusive manufacturing and distribution rights for North America to proven technology already employed overseas. The technology is unique in that it demonstrates proven fire inhibitor qualities while also being water-based and environmentally friendly.

There are no known legal, regulatory, contractual, economic or other factors that limit the useful life of the intangible asset.

A substantial level of Megola's future cash flows will be derived directly from the rights acquired with this Intangible Asset. Megola has expected future cash flows based on the existing definitive marketing and sales agreements. Megola has secured relationships with third party manufacturing and blending facilities to ensure we can meet these sales. These agreements are renewable and indefinite in length of term. There is no foreseeable limit on the period of time over which these rights are expected to contribute to the cash flows of Megola.

Furthermore, it is management's opinion that the rights associated with this intangible asset will be used in research and development activities and should therefore be considered to have an indefinite life.

We trust you will support management's opinion that the Intangible Asset has an indefinite economic life and that no amortization of the asset is required. We also trust you will support management's opinion that the asset is not impaired.

Regards,

Darryl Germain
Chief Operating Officer

704 Mara St. ■ Suite 111 ■ Point Edward ■ Ontario ■ N7V 1X4 ■ tel: (519) 336-0628 ■ fax: (519) 336-0625 ■ toll free: 1-888-558-6389